SUB-ITEM 77D(g): Policies with respect to security investments

Effective April 1, 2002, the Whitehall High Yield Fund (the "Fund") changed its investment policy of investing at least 65% of its total assets in U.S. corporate fixed income securities that are rated below investment grade (i.e. high yield/high risk debt securities) to at least 80% of its total assets in U.S. corporate fixed income securities that are rated below investment grade (i.e., high yield/high risk debt securities), as required by Rule 35d-1 under the Investment Company Act of 1940, as amended. The Fund also adopted a policy to provide 60 days'notice to the Fund's shareholders of any change in the investment policy of the Fund.